DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR February 22, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    February 21, 2005

3.  Press Release
    -------------

    February 21, 2005

4.  Summary of Material Change
    --------------------------

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has commenced BioOil production at its plant in West Lorne, Ontario as part of the demonstration phase of the West Lorne BioOil Cogeneration Project. The initial production run took place on February 20th, 2005 and lasted for 2.5 hours. The system operated up to 80% of its designed capacity and was fed 7 tonnes of biomass, producing 5 tonnes of BioOil and
1.2 tonnes of char. DynaMotive confirmed that the production run at its 100 tonnes per day plant followed expected parameters and that the BioOil produced met DynaMotive's specification standards, being of comparable quality to that produced previously in its research pilot plants.

Erie Flooring and Wood Products - one of the project's consortia partners - provided the wood residue for the project and will next test the BioOil produced in its operations as their supply of power and steam. The DynaMotive-led consortia also includes Magellan Aerospace Corporation, Orenda division, UMA Ltd., and Ontario Power Generation Inc.

The West Lorne BioOil Cogeneration Project is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) to develop and demonstrate DynaMotive's fast pyrolysis technology. Additional support was leveraged from consortia partners. SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.

BioOil produced by DynaMotive in its previous research pilot plants has been successfully tested in lumber kilns, boilers, lime kilns and in the Magellan Aerospace, Orenda division's OGT 2500 gas turbine. BioOil performed to similar standards as natural gas in industrial tests conducted.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 21st day of February 2005.


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman












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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - February 21, 2005

                 DynaMotive Announces BioOil Production Run at
                      West Lorne BioOil Cogeneration Plant

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has commenced BioOil production at its plant in West Lorne, Ontario as part of the demonstration phase of the West Lorne BioOil Cogeneration Project. The initial production run took place on February 20th, 2005 and lasted for 2.5 hours. The system operated up to 80% of its designed capacity and was fed 7 tonnes of biomass, producing 5 tonnes of BioOil and
1.2 tonnes of char. DynaMotive confirmed that the production run at its 100 tonnes per day plant followed expected parameters and that the BioOil produced met DynaMotive's specification standards, being of comparable quality to that produced previously in its research pilot plants.

Erie Flooring and Wood Products - one of the project's consortia partners - provided the wood residue for the project and will next test the BioOil produced in its operations as their supply of power and steam. The DynaMotive-led consortia also includes Magellan Aerospace Corporation, Orenda division, UMA Ltd., and Ontario Power Generation Inc.

The West Lorne BioOil Cogeneration Project is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) to develop and demonstrate DynaMotive's fast pyrolysis technology. Additional support was leveraged from consortia partners. SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.

BioOil produced by DynaMotive in its previous research pilot plants has been successfully tested in lumber kilns, boilers, lime kilns and in the Magellan Aerospace, Orenda division's OGT 2500 gas turbine. BioOil performed to similar standards as natural gas in industrial tests conducted.

Char produced has been successfully tested in heat and briquette application. Further, the potential for its use in carbon activation has been demonstrated by the Company.

BioOil and char are produced from renewable biomass (organic material) such as wood, bark and agricultural residues. BioOil is deemed to be a greenhouse gas neutral fuel.

DynaMotive intends to become the world leader in the development of technology to produce competitively priced liquid fuels from biomass. BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities that DynaMotive intends to exploit commercially, upon proof of success of the technology with the West Lorne BioOil Cogeneration Project. The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, would further enhance the market and value for BioOil as an alternative fuel and product source.

About SDTC
SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality. These solutions deliver environmental, economic and health benefits to Canadians. An arm's length, not-for-profit corporation, SDTC works with private, financial, academic and public sectors and with the Government of Canada to build a sustainable development technology infrastructure in Canada.

About DynaMotive
DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com


Forward Looking Statement
-------------------------

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to: disappointing plant production at a rate or of a quality which falls significantly below expectations and results in a material shortfall from the expected economic value, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.